                                         Filed by FIRSTFED AMERICA BANCORP, INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                      of the Securities and Exchange Act of 1934

                                     Subject Company:  People's Bancshares, Inc.
                                                    Commission File No.: 0-07449


To the Holders of People's Bancshares, Inc. Common Stock:

        In connection with the merger of People's Bancshares, Inc. and FIRSTFED AMERICA BANCORP, INC., we are pleased to offer stockholders of People's the opportunity to indicate whether they prefer to receive shares of FIRSTFED common stock or cash in exchange for their People's shares. This election will be effective only upon the consummation of the merger, which is subject to the satisfaction of several conditions, including the approval of People's and FIRSTFED stockholders. A complete description of the merger and of the election and proration procedures is included in the Joint Proxy Statement-Prospectus, which was previously mailed to you on or about December 28, 2001.

        Enclosed is an Election Form and Letter of Transmittal which you must complete, sign and return with all of your People's stock certificates to our exchange agent, Registrar and Transfer Company, in order to make an election. Please use the GREEN envelope enclosed herewith to return your Election Form and Letter of Transmittal and your stock certificates.

        FOR YOUR ELECTION TO BE EFFECTIVE, THE EXCHANGE AGENT MUST RECEIVE YOUR ELECTION FORM AND LETTER OF TRANSMITTAL, TOGETHER WITH YOUR PEOPLE'S STOCK CERTIFICATES, NO LATER THAN 5:00 P.M., EASTERN TIME, ON FEBRUARY 12, 2002. PLEASE FOLLOW THE INSTRUCTIONS ON THE ELECTION FORM AND LETTER OF TRANSMITTAL CAREFULLY. IF YOUR PEOPLE'S STOCK CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE OR TIME WILL NOT PERMIT THE ELECTION FORM AND LETTER OF TRANSMITTAL TO BE DELIVERED TO THE EXCHANGE AGENT PRIOR TO THE ELECTION DEADLINE, YOU MAY MAKE AN ELECTION IF YOU SUBMIT THE NOTICE OF GUARANTEED DELIVERY INCLUDED IN THIS PACKAGE AND FOLLOW THE INSTRUCTIONS IN THAT DOCUMENT. IF YOU NEED ASSISTANCE, PLEASE CALL THE EXCHANGE AGENT TOLL FREE AT (800) 368-5948.

        If you do not make an election, the exchange agent will send you additional forms for the surrender of your People's stock certificates after consummation of the merger, and you will receive FIRSTFED common stock or cash in exchange for your shares pursuant to the agreed-upon allocation procedures described in the Joint Proxy Statement-Prospectus.

        Pursuant to the terms of the merger, 45% of the outstanding shares of People's will be exchanged for FIRSTFED common stock and 55% of the outstanding shares of People's will be exchanged for cash. Since it is unlikely that elections will be made exactly in these proportions, the merger agreement describes allocation and proration procedures to be followed if People's stockholders elect to receive more or less of the FIRSTFED common stock than FIRSTFED has agreed to issue.

        Your submission of an Election Form and Letter of Transmittal does NOT constitute a vote on the merger. In order to vote your shares, you must sign, date and return the proxy card included with the Joint Proxy Statement-Prospectus or attend the special meeting described in the Joint Proxy Statement-Prospectus and vote in person.

        To those of you who will receive FIRSTFED common stock in the merger, we look forward to having you as stockholders of FIRSTFED.

                                                  Very truly yours,

                                                  /s/ Robert F. Stoico

                                                  Robert F. Stoico
                                                  Chairman, President and
                                                  Chief Executive Officer
                                                  FIRSTFED AMERICA BANCORP, INC.

                     ELECTION FORM AND LETTER OF TRANSMITTAL

     TO ACCOMPANY CERTIFICATES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE,
                          OF PEOPLE'S BANCSHARES, INC.

                         REGISTRAR AND TRANSFER COMPANY
                      FOR INFORMATION CALL: (800) 368-5948

BY MAIL:                         BY HAND:                            BY OVERNIGHT DELIVERY:
Registrar and Transfer Company   Depository Trust Company            Registrar and Transfer Company
10 Commerce Drive                55 Water Street                     10 Commerce Drive
Cranford, New Jersey 07016       1st Floor, Transfer Agent Drop      Cranford, New Jersey 07016
                                 New York, New York 10041-0099

---------------------------------------------------------------------------------------------------------------------
         DESCRIPTION OF SHARES SURRENDERED          (PLEASE FILL IN. ATTACH SEPARATE SCHEDULE IF NEEDED)
---------------------------------------------------------------------------------------------------------------------
      Name(s) and Address of Registered Holder(s)
If there is any error in the name or address shown below, please make the     Certificate No(s)    Number of Shares
---------------------------------------------------------------------------------------------------------------------
                                                                             ----------------------------------------
                                                                             ----------------------------------------
                                                                             ----------------------------------------
                                                                             ----------------------------------------
                                                                                TOTAL SHARES  ->
---------------------------------------------------------------------------------------------------------------------
MAIL OR DELIVER THIS ELECTION FORM AND LETTER OF TRANSMITTAL, OR A FACSIMILE, TOGETHER WITH THE CERTIFICATE(S)
REPRESENTING YOUR SHARES, TO THE EXCHANGE AGENT:

Method of delivery of the certificate(s) is at the option and risk of the owner thereof. SEE INSTRUCTION 6.

       ELECTION DEADLINE IS 5:00 P.M., EASTERN TIME, ON FEBRUARY 12, 2002
           (REGISTRAR AND TRANSFER COMPANY MUST RECEIVE YOUR ELECTION
                       MATERIALS NO LATER THAN THIS TIME.)

IF YOUR CERTIFICATE(S) HAS BEEN LOST, STOLEN, MISPLACED OR MUTILATED CONTACT THE EXCHANGE AGENT AT THE NUMBER ABOVE. SEE INSTRUCTION 4.

Pursuant to the terms of the Agreement and Plan of Merger, dated as of October 1, 2001 ("Merger Agreement") by and between FIRSTFED AMERICA BANCORP, INC. ("FIRSTFED") and People's Bancshares, Inc. ("People's"), upon consummation of the merger of FIRSTFED and People's, each share of People's common stock will be converted into the right to receive either $22.00 in cash or shares of FIRSTFED common stock pursuant to the exchange ratio established under the Merger Agreement. People's shareholders are being given the opportunity to elect the form of consideration to be received by them in the merger. For a full discussion of the merger and effect of this election, see the Joint Proxy Statement/Prospectus dated December 20, 2001.

THIS ELECTION GOVERNS THE CONSIDERATION THAT YOU, AS A SHAREHOLDER OF PEOPLE'S, WILL RECEIVE IF THE MERGER IS APPROVED AND CONSUMMATED. THIS ELECTION MAY ALSO AFFECT THE INCOME TAX TREATMENT OF THE CONSIDERATION THAT YOU RECEIVE.

Complete the box below to make an election (1) to have all of your shares of People's common stock converted into the right to receive shares of FIRSTFED common stock, (a "Stock Election"), OR (2) to have all of your shares of People's common stock converted into the right to receive $22.00 (a "Cash Election"), OR (3) to have the indicated number of your shares of People's common stock converted into the right to receive $22.00 and the remainder of your shares converted into the right to receive shares of FIRSTFED common stock ("Mixed Election") OR (4) to indicate that you make no election. If the "NON-ELECTION" box is checked, you will receive either stock or cash or a combination of stock or cash pursuant to the proration and allocation procedures set forth in the Merger Agreement after all Stock Elections, Cash Elections and Mixed Elections have been given effect.

--------------------------------------------------------------------------------
                                    ELECTION

    I hereby elect to receive the following as consideration for my shares of People's common stock:

    (check only one box)

    [ ] STOCK ELECTION - Each share of People's common stock converted into the number of shares of FIRSTFED common stock calculated as provided in the Merger Agreement.

    [ ] CASH ELECTION - Each share of People's common stock converted into cash payment of $22.00 per share.

    [ ] MIXED ELECTION

        ______________   shares of People's common stock converted into shares
        (INSERT NUMBER)  of FIRSTFED common stock.

        ______________   shares of  People's  common  stock  converted into cash
        (INSERT NUMBER)  payment of $22.00 per share.

    [ ] NON-ELECTION

    You will be deemed to have made a NON-ELECTION if:

    A.  No choice is indicated above;

    B.  You fail to follow the instructions on this Election Form and Letter of
        Transmittal   (including   submission  of  your  People's  Common  Stock
        certificates) or otherwise fail properly to make an election; or

    C. A completed Election Form and Letter of Transmittal (including submission of your People's Common Stock certificates) is not actually received by the Election Deadline.
--------------------------------------------------------------------------------

    The Merger Agreement generally provides that 45% of the outstanding shares of People's common stock will be converted into FIRSTFED common stock and 55% of the outstanding shares of People's common stock will be converted into cash. The Merger Agreement contains allocation and proration procedures to achieve this result. Accordingly, depending on the elections of other People's stockholders, the amount of cash and/or stock that you receive may differ from the amounts you elect to receive.

    TO BE EFFECTIVE, THIS ELECTION FORM AND LETTER OF TRANSMITTAL MUST BE PROPERLY COMPLETED, SIGNED AND DELIVERED TO THE EXCHANGE AGENT, TOGETHER WITH THE CERTIFICATES REPRESENTING YOUR SHARES, AT THE ADDRESS ABOVE PRIOR TO THE ELECTION DEADLINE.

    The undersigned represents that I (we) have full authority to surrender without restriction the certificate(s) for exchange. Please issue the new certificate and/or check in the name shown above to the above address unless instructions are given in the boxes below.

----------------------------------------------------  ----------------------------------------------------

       SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS                    SPECIAL DELIVERY INSTRUCTIONS

----------------------------------------------------  ----------------------------------------------------
 Complete ONLY if the new certificate and/or check     Complete ONLY if the new certificate and/or
 is to be issuued in a name which differs from the     check is to be mailed to some address
 name on the ssurrendered certificate(s). Issue to:    other than the address reflected above. Mail to:

 Name:                                                 Name:
      --------------------------------------------            -----------------------------------------
 Address:                                              Address:
         -----------------------------------------             ----------------------------------------

         -----------------------------------------             ----------------------------------------

 (Please also complete Substitute Form W-9 on          SEE INSTRUCTION 9
 page 2 AND

 See instructions regarding signature guarantee.
 SEE INSTRUCTIONS 8, 9 AND 10)
----------------------------------------------------  -----------------------------------------------------

        YOU MUST SIGN IN THE BOX BELOW.

-----------------------------------------------------   -----------------------------------------------------

           * SIGNATURE(S) REQUIRED *                         SIGNATURE(S) GUARANTEED (IF REQUIRED)
  Signature(s) of Registered Holder(s) or Agent                       SEE INSTRUCTION 8.
-----------------------------------------------------   -----------------------------------------------------
 Must be signed by the registered holder(s) EXACTLY      Unless the shares are tendered by the registered
 as name(s) appear(s) on stock certificate(s).  If       holder(s) of the common stock, or for the account
 signature is by a trustee, executor, administrator,     of a member of a "Signature Guarantee Program"
 guardian, attorney-in-fact, officer for a               ("STAMP"), Stock Exchange Medallion Program
 corporation acting in a fiduciary or representative     ("SEMP") or New York Stock Exchange Medallion
 capacity, or other person, please set forth full        Signature Program ("MSP") (an Eligible Institution"),
 title.  SEE INSTRUCTIONS 7, 8 AND 9.                    your signature(s) must be guaranteed by an Eligible
                                                         Institution.

 ---------------------------------------------------     -------------------------------------------------
                Registered Holder                                       Authorized Signature

 ---------------------------------------------------     -------------------------------------------------
                Registered Holder                                          Name of Firm

 ---------------------------------------------------     -------------------------------------------------
                 Title, if any                                    Address of Firm - Please Print

 Date:                     Phone No.:
        ----------------             ---------------

-----------------------------------------------------     ---------------------------------------------------

        ALSO: SIGN AND PROVIDE YOUR TAX ID NUMBER ON PAGE 2 OF THIS FORM.

                                  INSTRUCTIONS
                 (Please read carefully the instructions below)

  1. ELECTION DEADLINE: For any election contained herein to be considered, this Election Form and Letter of Transmittal, or a facsimile thereof, properly completed and signed, together with the related People's common stock certificates, MUST BE RECEIVED BY THE EXCHANGE AGENT AT THE ADDRESS ON THE FRONT OF THIS ELECTION FORM AND LETTER OF TRANSMITTAL NO LATER THAN 5:00 P.M., EASTERN TIME, ON FEBRUARY 12, 2002. The Exchange Agent, in its sole discretion, will determine whether any Election Form and Letter of Transmittal is received on a timely basis and whether an Election Form and Letter of Transmittal has been properly completed.

  2. REVOCATION OR CHANGE OF ELECTION FORM: Any Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent, but to be effective such notice must be received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent will have discretion to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made.

  3. SURRENDER OF CERTIFICATE(S): For any election contained herein to be effective, this Election Form and Letter of Transmittal must be accompanied by the certificate(s) evidencing your shares and any required accompanying evidences of authority.

  4. LOST CERTIFICATE(S): If the certificate(s) which a registered holder (or transferee) wants to surrender has been lost or destroyed, that fact should be indicated on the face of this Letter of Transmittal which should then be delivered to the Exchange Agent after being otherwise properly completed and duly executed. In such event, the Exchange Agent will forward additional documentation necessary to be completed in order to effectively replace such lost or destroyed certificate(s).

--------------------------------------------------------------------------------
                     AFFIDAVIT FOR LOST STOCK CERTIFICATE(S)
      The undersigned hereby agrees and certifies the following: That I am the lawful owner of the certificate(s) listed on this Letter of Transmittal as lost. That a search for the certificate(s) has been conducted and that these certificate(s) cannot be located. That these certificate(s) have not been endorsed, hypothecated, sold or had their ownership pledged or encumbered in any form, whatsoever.
      In requesting the replacement of these certificate(s), I hereby agree that: If these certificate(s)are subsequently located, they will be tendered for cancellation. That I indemnify, protect and hold harmless, FIRSTFED AMERICA BANCORP, INC., Seaboard Surety Company and Registrar and Transfer Company, and any other party from and against all losses, expenses, costs and damages including legal fees that may be subjected to these parties at any time in the future as a result of the cancellation and replacement of the certificate(s). All rights accruing to these parties will not be limited by their negligence, breach of duty, accident, or other obligations on the part of, or by any officer or employee of the parties.
      I acknowledge that the certificate(s) will be replaced under an indemnitee bond underwritten by Seaboard Surety Company. My check, payable to the Seaboard Surety Company, to cover the premium of 1.5% of the market value of the stock, is enclosed. I further acknowledge that any filing of an insurance application with materially false or misleading information is a fraudulent insurance act and may be considered a crime.

Sign Here: ___________________________________
Co-Owner, if any: ____________________________   Date: __________________, 20__

--------------------------------------------------------------------------------
      5. TERMINATION OF MERGER: In the event of termination of the Merger Agreement, the Exchange Agent will promptly return stock certificates representing shares of People's common stock. In such event, shares of People's common stock held through nominees are expected to be available for sale or transfer promptly following FIRSTFED's decision not to act so as to prevent the termination of the Merger Agreement. Certificates representing shares of People's common stock held directly by People's stockholders will be returned by registered mail (with attendant delay). The Exchange Agent and FIRSTFED will use their commercially reasonable efforts to cooperate with People's and People's stockholders to facilitate return of People's stock certificates in the event of termination of the Merger Agreement, but return of certificates other than by registered mail will only be made at the expense, written direction and risk of People's stockholders, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

      6. METHOD OF DELIVERY: Your old certificate(s) and the Election Form and Letter of Transmittal must be sent or delivered to the Exchange Agent. DO NOT
                                                                          ------
SEND THEM TO FIRSTFED OR PEOPLE'S.  The method of delivery of certificates to be
---------------------------------
surrendered to the Exchange Agent at the address set forth on the front of the Election Form and Letter of Transmittal is at the option and risk of the surrendering shareholder. Delivery will be deemed effective only when received. IF THE CERTIFICATE(S) ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND PROPERLY INSURED IS SUGGESTED. A return envelope is enclosed.

  7. NEW CERTIFICATE/CHECK ISSUED IN THE SAME NAME: If the new certificate and/or check are to be issued in the same name as the surrendered certificate is registered, the Election Form and Letter of Transmittal should be completed and signed exactly as the surrendered certificate is registered. DO NOT SIGN THE
                                                                 ---------------
CERTIFICATE(S).  Signature  guarantees  are not  required if the  certificate(s)
--------------   ----------------------------------------
surrendered herewith are submitted by the registered owner of such shares who has not completed the section entitled "Special Issuance/Payment Instructions" or are for the account of an Eligible Institution. If any of the shares surrendered hereby are owned by two or more joint owners, all such owners must sign this Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Election Forms and Letters of Transmittal as there are different registrations. Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer's authority to act.

  8. NEW CERTIFICATE/CHECK ISSUED IN DIFFERENT NAME: If the section entitled "Special Issuance/Payment Instructions" is completed, then signatures on this Election Form and Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents' Medallion Program (each an "Eligible Institution"). If the surrendered certificates are registered in the name of a person other than the signer of this Election Form and Letter of Transmittal, or if issuance is to be made to a person other than the signer of this Election Form and Letter of Transmittal, or if the issuance is to be made to a person other than the registered owner(s), then the surrendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name(s) of the registered owners appear on such certificate(s) or stock power(s), with the signatures on the certificate(s) or stock power(s) guaranteed by an Eligible Institution as provided herein.

  9. SPECIAL ISSUANCE/PAYMENT AND DELIVERY INSTRUCTIONS: Indicate the name and address in which the new certificate and/or check is to be sent if different from the name and/or address of the person(s) signing this Election Form and Letter of Transmittal. The shareholder is required to give the social security number or employer identification number of the record owner of the Shares. If Special Issuance/Payment Instructions have been completed, the shareholder named therein will be considered the record owner for this purpose.

  10.  SUBSTITUTE  FORM W-9:  Under the  Federal  income tax law,  a  non-exempt shareholder is required to provide the Exchange Agent with such shareholder's correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 below. If the certificate(s) are in more than one name or are not in the name of the actual owner, consult the enclosed Substitute Form W-9 guidelines for additional guidance on which number to report. FAILURE TO PROVIDE THE INFORMATION ON THE FORM MAY SUBJECT THE SURRENDERING SHAREHOLDER TO 30.5% FEDERAL INCOME TAX WITHHOLDING ON THE PAYMENT OF ANY CASH. The surrendering shareholder must check the box in Part III if a TIN has not been issued and the shareholder has applied for a number or intends to apply for a number in the near future. If a TIN has been applied for and the Exchange Agent is not provided with a TIN before payment is made, the Exchange Agent will withhold 30.5% on all payments to such surrendering shareholders of any cash consideration due for their former shares. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details on what Taxpayer Identification Number to give the Exchange Agent.

                                                PAYER: REGISTRAR AND TRANSFER COMPANY
----------------------------------------------------------------------------------------------------------------------------------
SUBSTITUTE FORM W-9                  PART I - PLEASE PROVIDE YOUR TIN IN     Social Security No. or Employer Identification No.
                                     SPACE AT THE RIGHT AND CERTIFY BY                ___________________________________
DEPARTMENT OF THE TREASURY           SIGNING AND DATING BELOW
INTERNAL REVENUE SERVICE             =============================================================================================

PAYER'S REQUEST FOR TAXPAYER         PART II - For Payees exempt from backup withholding, see the             PART III
 IDENTIFICATION  NUMBER (TIN)        enclosed Guidelines For Certification of Taxpayor Identification         AWAITING TIN: /_/
                                     Number on Substitute Form W-9 and complete as instructed therein.
==================================================================================================================================
  CERTIFICATION - Under penalties of perjury, I certify that: (1) The Number shown on this form is my correct Taxpayer
  Identification Number (or I am waiting for a number to be issued to me), AND (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding.

  CERTIFICATION INSTRUCTIONS - You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the
  IRS that you were subject to backup withholding, you received another notification from the IRS that you were no longer subject to backup withholding, do not cross out item (2).

                                          ALSO SEE INSTRUCTIONS IN THE ENCLOSED GUIDELINES.
==================================================================================================================================
  PLEASE SIGN HERE   ->       SIGNATURE ________________________________________________            DATE  _________________
----------------------------------------------------------------------------------------------------------------------------------

                                                                  4

                          NOTICE OF GUARANTEED DELIVERY
                                       FOR
                      EXCHANGE OF SHARES OF COMMON STOCK OF

                            PEOPLE'S BANCSHARES, INC.

        This form, or one substantially equivalent hereto, must be used in connection with the exchange of shares of People's Bancshares, Inc. ("People's") common stock, par value $0.10 per share (the "Shares"), if a shareholder's People's common stock certificates are not immediately available or time will not permit the Election Form and Letter of Transmittal ("Election Form") and other required documents to be delivered to the Exchange Agent on or before 5:00 p.m., Eastern time, on February 12, 2002 (the "Election Deadline"). This form may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Exchange Agent, and must be received by the Exchange Agent on or before the Election Deadline. See "Election Procedures; Surrender of Stock Certificates" on page 43 of the Joint Proxy Statement-Prospectus of People's Bancshares, Inc. and FIRSTFED AMERICA BANCORP, INC., dated December 20, 2001 (the "Proxy Statement-Prospectus").

                               THE EXCHANGE AGENT

                         REGISTRAR AND TRANSFER COMPANY

                        FACSIMILE NUMBER: (908) 497-2311
                      CONFIRM BY TELEPHONE:(800) 368-5948
                  FOR ACCOUNT INFORMATION CALL: (800) 368-5948

         BY MAIL:                         BY HAND:                     BY OVERNIGHT COURIER:

REGISTRAR AND TRANSFER COMPANY    DEPOSITORY TRUST COMPANY         REGISTRAR AND TRANSFER COMPANY
10 COMMERCE DRIVE                 55 WATER STREET                  10 COMMERCE DRIVE
CRANFORD, NEW JERSEY 07016        1ST FLOOR                        CRANFORD, NEW JERSEY 07016
                                  TRANSFER AGENT DROP
                                  NEW YORK, NEW YORK 10041-0099

--------------------------------------------------------------------------------
              DELIVERY OF THIS FORM TO AN ADDRESS OTHER THAN AS SET
           FORTH ABOVE OR TRANSMISSION VIA FACSIMILE TO A NUMBER OTHER
           THAN ONE LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY
--------------------------------------------------------------------------------

Ladies and Gentlemen:

        The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth in the Proxy Statement-Prospectus and the related Election Form, receipt of which are hereby acknowledged, the number of Shares set forth on the reverse side pursuant to the guaranteed delivery procedures outlined in the section of the Proxy Statement-Prospectus entitled "Election Procedures; Surrender of Stock Certificates."

--------------------------------------------------------------------------------
Number of Shares Surrendered:

Certificate Nos. (if available):

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

If Shares will be surrendered by book-entry transfer, check box:
|_|  The Depository Trust Company
Account Number:

--------------------------------------------------------------------------------
Name(s) of Record Holder(s):

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Address:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Area Code and Telephone Number:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Taxpayer Identification (Social Security) Number:

--------------------------------------------------------------------------------

Dated:                   , 2000
       ------------------               ----------------------------------------

                                        ----------------------------------------
                                                      Signature(s)

--------------------------------------------------------------------------------
                                    GUARANTEE

        The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office, branch, or agency in the United States, hereby guarantees to deliver to the Exchange Agent certificates representing the Shares tendered hereby, in proper form for transfer (or surrender shares pursuant to the procedure for book-entry transfer into the Exchange Agent's account at The Depository Trust Company), together with (i) a properly completed and duly executed Election Form (or facsimile thereof) with any required signature guarantees, and (ii) any other required document, within three business days after the Election Deadline.
-----------------------------------------------

Name of Firm:
              ------------------------------      ------------------------------
                                                      (authorized signature)

Address:                                          Name:
         -----------------------------------           -------------------------

                                                  Title:
--------------------------------------------            ------------------------
City                  State         Zip Code

Area Code and Tel. No.:                           Dated:                  , 2000
                       --------------------             ------------------

            DO NOT SEND STOCK CERTIFICATES WITH THIS FORM. YOUR STOCK
                CERTIFICATES MUST BE SENT WITH THE ELECTION FORM.
--------------------------------------------------------------------------------

      PEOPLE'S BANCSHARES, INC. MERGER WITH FIRSTFED AMERICA BANCORP, INC.
                              ELECTION INFORMATION
                              --------------------

================================================================================
The right to make an election will expire at 5:00 p.m. Eastern time, on February 12, 2002, unless extended. The time and date of the expiration of the election period is referred to as the "Election Deadline." Unless we have otherwise advised you, IT IS IMPERATIVE THAT WE RECEIVE YOUR INSTRUCTIONS NO LATER THAN
             -------------------------------------------------------------------
FIVE BUSINESS DAYS PRIOR TO THE ELECTION DEADLINE, I.E., BY FEBRUARY 5, 2001, in
----------------------------------------------------------------------------
order to properly fulfill your instructions. Any instructions received after that time will be processed on a "best efforts" basis only.

================================================================================

To Our Clients:

FIRSTFED AMERICA BANCORP, INC. and People's Bancshares, Inc. have agreed to a merger. The merger is subject to approval by the stockholders of both companies and to the receipt of all required regulatory approvals.

Under the terms of the merger agreement, which are more fully explained in the Joint Proxy Statement-Prospectus, People's Bancshares stockholders have the following options subject to certain limitations.

The election options are:

1. EXCHANGE ALL SHARES FOR CASH. $22.00 cash (without interest) for each People's Bancshares share held.

2. EXCHANGE ALL SHARES FOR STOCK. Each People's Bancshares share will be converted into 1.2644 shares of FIRSTFED common stock (plus cash instead of any fractional shares), subject to possible adjustments as provided for in the merger agreement. The value of the FIRSTFED common stock will be evaluated during a 20-day measurement period shortly before the closing of the merger. If during this period the average closing price of the FIRSTFED stock declines below $13.92 (causing the value of 1.2644 shares of FIRSTFED stock to be less than $17.60), and the market value of FIRSTFED common stock underperforms the "SNL New England Thrift Index" by more than 15% between September 28, 2001 and the end of the measurement period, People's has the right to terminate the merger. FIRSTFED would have the right to cancel the termination by increasing the number of shares of FIRSTFED stock it is to exchange to a specified level. If the average closing price of FIRSTFED common stock during the measurement period increases to $20.88 or more, the value of the shares of FIRSTFED common stock to be exchanged for each share of People's common stock will be limited to $26.40.

3. EXCHANGE SHARES FOR CASH AND STOCK. Stockholders may choose to exchange some of their People's Bancshares shares for cash and some for stock in FIRSTFED at the exchange ratio indicated in options 1 and 2 above.

4. NO PREFERENCE. Stockholders may indicate that they have no preference between receiving stock and cash.

PLEASE NOTE THAT ELECTIONS WILL BE LIMITED BY THE REQUIREMENT THAT 45% OF THE SHARES OF PEOPLE'S BANCSHARES COMMON STOCK BE EXCHANGED FOR FIRSTFED COMMON
STOCK. THEREFORE, THE ALLOCATION OF CASH AND FIRSTFED COMMON STOCK THAT A PEOPLE'S BANCSHARES STOCKHOLDER WILL RECEIVE WILL DEPEND ON THE ELECTIONS OF OTHER PEOPLE'S BANCSHARES STOCKHOLDERS.

BECAUSE WE ARE THE HOLDER OF RECORD FOR YOUR PEOPLE'S BANCSHARES SHARES, ONLY WE CAN MAKE AN ELECTION FOR YOUR SHARES IN ACCORDANCE WITH YOUR INSTRUCTIONS. PLEASE INSTRUCT US ON HOW TO EXCHANGE YOUR SHARES--FOR CASH, STOCK OR A COMBINATION OF CASH AND STOCK. IF YOU DO NOT MAKE AN ELECTION, WE WILL NOT MAKE
                                                                   --------
AN ELECTION FOR YOU AND THE FORM OF CONSIDERATION YOU WILL RECEIVE WILL BE DETERMINED PURSUANT TO THE MERGER AGREEMENT WITHOUT REGARD TO YOUR PREFERENCES.

If you have any questions, please contact your broker or financial advisor directly, or alternatively contact Registrar and Transfer Company, toll free, at
(800) 368-5948.

PLEASE NOTE THE FOLLOWING:

o The election period expires at 5:00 p.m. Eastern time on February 12, 2002, unless extended. Unless we have otherwise advised you, IT IS IMPERATIVE THAT
                                                           ---------------------
    WE RECEIVE YOUR  INSTRUCTIONS  AS SOON AS POSSIBLE,  AT LEAST FIVE  BUSINESS
    ----------------------------------------------------------------------------
    DAYS PRIOR TO THE ELECTION DEADLINE,  I.E., BY FEBRUARY 5, 2002, in order to
    ---------------------------------------------------------------
    properly fulfill your instructions.

o If you miss our processing deadline and we are unable to comply with the election deadline of February 12, 2002, as a result, this is the same as not responding-the terms of the merger agreement will determine whether cash, stock or a combination of cash and stock will be distributed to you, without regard to your preferences.

o There is no guarantee that you will receive your election choice. If the combined elections received exceed the cash or stock amounts required by the merger agreement it may be necessary to allocate the cash or stock consideration. In this case you may not receive the cash or shares that you elected. Refer to the Joint Proxy Statement-Prospectus for more information.

o An election to exchange for cash will generally be treated as a sale of stock. Because individual circumstances may differ, stockholders should consult their tax advisors to determine the tax effect to them of the merger, including the application and effect of foreign, state, local or other tax laws.

Please provide your signed instructions below:

--------------------------------------------------------------------------------
                                ELECTION OPTIONS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
I hereby elect to receive the following as consideration for my shares of People's Bancshares common stock:

(check only one box)

[ ] STOCK ELECTION - Each share of People's Bancshares common stock converted into the number of shares of FIRSTFED common stock calculated as provided in the merger agreement.

[ ] CASH ELECTION - Each share of People's Bancshares common stock converted into cash payment of $22.00 per share.

[ ] MIXED ELECTION

    ______________   shares of People's  Bancshares common stock converted into
    (INSERT NUMBER)  shares of FIRSTFED common stock.


    ______________   shares of People's  Bancshares  common stock converted into
    (INSERT NUMBER)  cash payment of $22.00 per share.

[ ] NON-ELECTION

   IF YOU DO NOT ELECT ONE OF THE FIRST THREE OPTIONS LISTED ABOVE, THE MERGING COMPANIES WILL ASSUME YOU HAVE NO PREFERENCE AND THE MERGER AGREEMENT WILL DETERMINE THE TYPE OF CONSIDERATION YOU WILL RECEIVE WITHOUT REGARD TO YOUR PREFERENCES.


Account Number:______________

----------------------------  -------------------------------  -------------------------------------
 Signature of Accountholder      Signature of Accountholder         Area Code and Daytime Phone
                                     (if joint account)
--------------------------------------------------------------------------------

THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE ELECTING ACCOUNTHOLDER. IF DELIVERED BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE DELIVERY.

      FIRSTFED has filed a registration statement with the United States Securities and Exchange Commission ("SEC") on Form S-4/A that contains a definitive joint proxy statement/prospectus and other relevant documents concerning the merger. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by FIRSTFED are available free of charge from Philip G. Campbell, Vice President, Director of Marketing of FIRSTFED at ONE FIRSTFED PARK, Swansea, Massachusetts 02777, telephone (508) 235-1361. Documents filed with the SEC by People's are available free of charge from Mary Ann Wilson, Assistant Vice President, Marketing Officer of People's at 545 Pleasant Street, New Bedford, Massachusetts 02740, telephone (508) 991-2601. PLEASE READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

      FIRSTFED and its directors and executive officers may be deemed to be participants in the solicitation of proxies from FIRSTFED stockholders to approve the merger. Information about the directors and executive officers of FIRSTFED and their ownership of FIRSTFED common stock is set forth in the definitive joint proxy statement/prospectus as filed with the SEC on December 20, 2001.

      People's and its directors and executive officers may be deemed to be participants in the solicitation of proxies from People's stockholders to approve the merger. Information about the directors and executive officers of People's and their ownership of People's common stock is set forth in the definitive joint proxy statement/prospectus as filed with the SEC on December 20, 2001.